Mail Stop 7010

      February 8, 2006


Mr. Andrew N. Peterson
Chief Financial Officer, Oil-Dri Corporation of America
410 North Michigan Avenue
Suite 400
Chicago, IL  60611-4213

	RE:	Form 10-K for the fiscal year ended July 31, 2005
Form 10-Q for the quarter ended October 31, 2005
		File No. 1-12622

Dear Mr. Peterson:

      We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings.

Exhibit 31

2. We have reviewed your response to comment 19. Please make the following revisions in order to meet the requirements of Item
601(b)(31) of Regulation S-K:

* Replace "Oil-Dri" with "the registrant" in paragraph 3.
* Replace "July 31, 2005" with "the end of the period covered by this report" in paragraph 4(c).
* Replace "fourth fiscal quarter" with "most recent fiscal quarter (the registrant`s fourth fiscal quarter in the case of an annual report)" in paragraph 4(d).
* Add "(or persons performing the equivalent functions)" after "board of directors" in paragraph 5.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2005

Note 5 - Segment Reporting, page 11

3. We have reviewed your responses to comments 22 and 23. According to the organization chart that you provided to us, it appears that four different group managers report to the chief executive officer.
We assume the chief executive officer is your chief operating decision maker. It appears that discrete financial information is available for at least the four groups per your organization chart.
It further appears that your chief operating decision maker reviews operating results and budget-to-actual comparisons on a more granular basis than Retail and Wholesale Products and Business-to-Business Products. Your website also highlights four different product groups: Agricultural/Sports, Pet Care, Fluids Purification, and Industrial and Automotive.

We understand that you believe you have two reportable segments composed of two operating segments. However, the basis for your conclusion that you have only two operating segments is unclear. It appears that, at a minimum, each of the four groups represents a separate operating segment as defined in paragraph 10 of SFAS 131. If you believe that each group does not represent an operating segment, please tell us in detail why not. If, after re-evaluation, you conclude that you have more than two operating segments, but they satisfy the requirements of paragraph 17 of SFAS 131 for aggregation into two reportable segments, please provide us with the analysis you performed in reaching this conclusion, including a comparison of long-term average gross margins. If after reassessing the criteria in SFAS 131, you conclude you have more than two reportable segments, please revise your financial statements accordingly. Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for
SFAS 131.

4. Please provide us with a copy of the operating results information provided to your directors at the most recent board meeting.

5. At a minimum, it appears that you should separately disclose your revenues from Agricultural/Sports, Pet Care, Fluids Purification, and
Industrial and Automotive for each period presented in accordance with paragraph 37 of SFAS 131.

*    *    *    *

      Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Andrew N. Peterson
Oil-Dri Corporation of America
February 8, 2006
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE